May 8, 2014

Time Inc.

Amendment No. 3 to Form 10

File No. 001-36218

Dear Ms. Block:

We refer to the letter dated May 7, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Time Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form 10, File No. 001-36218, filed on April 28, 2014 (as so amended, the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 4 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Summary of the Spin-Off, page 8

1.	Please include a brief discussion of the indebtedness that Time Inc. will incur in connection with the Spin-Off and that you expect all the proceeds from the Term Loan and Senior Notes to be transferred or distributed to Time Warner as part of the Internal Reorganization.

Response: The Company has revised its disclosure on page 9 to address the Staff’s comment.

Exhibit 10.24

2.	Please revise to include a complete copy of the agreement including all exhibits and schedules. We note for example that the schedules and exhibits listed on page vi are not included with the exhibit.

Response: The Company has included a complete copy of the agreement as Exhibit 10.24, including all exhibits and schedules, to address the Staff’s comment.

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Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele, Esq.

Susan Block

      Attorney Advisor

              U.S. Securities and Exchange Commission

                      Division of Corporation Finance

                               100 F Street N.E.

                                       Washington, D.C. 20549-3628

Copies to:

Max A. Webb

      Assistant Director

              U.S. Securities and Exchange Commission

                      Division of Corporation Finance

                               100 F Street N.E.

                                       Washington, D.C. 20549-3628

Theresa Messinese

      U.S. Securities and Exchange Commission

              Division of Corporation Finance

                      100 F Street N.E.

                               Washington, D.C. 20549-3628

John Dana Brown

      U.S. Securities and Exchange Commission

              Division of Corporation Finance

                      100 F Street N.E.

                               Washington, D.C. 20549-3628

Lyn Shenk

      U.S. Securities and Exchange Commission

              Division of Corporation Finance

                      100 F Street N.E.

                               Washington, D.C. 20549-3628

Joseph A. Ripp

      Chief Executive Officer

              Time Inc.

                      1271 Avenue of the Americas

                               New York, New York 10020

Encls.

FEDERAL EXPRESS

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